UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025.

Commission File Number 001-42308

CLICK HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Telephone: +852 2691 8900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change in Registrant’s Certifying Accountant

(a)	Release of independent registered public accounting firm

On June 3, 2025, the audit committee of the board of directors of Click Holdings Limited (the “Company”) resolved to release Wei, Wei & Co., LLP (“WW&C”) as the Company’s independent registered public accounting firm, effective June 3, 2025.

During the two most recent fiscal years that ended December 31, 2023 and through the subsequent period preceding the release, WW&C has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WW&C’s satisfaction, would have caused WW&C to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. In addition, there was no “reportable event” as that term is described in Item 304(a)(1)(v) Regulation S-K during the aforementioned period,.

The Company has provided WW&C with a copy of the disclosure contained herein, prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”). WW&C has furnished the Company a letter addressed to the SEC stating whether or not it agreed with the statements herein. The letter is attached hereto as Exhibit 16.1.

(b)	New independent registered public accounting firm

On June 3, 2025, the Company has engaged SFAI Malaysia PLT (“SFAI”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2025. The decision to engage SFAI as the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

During the two most recent fiscal years and through the date of the engagement, the Company has not consulted with SFAI regarding any of the following:

1.	The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements.

2.	The type of audit opinion that might be rendered on the Company’s financial statements by SFAI, in either case where written or oral advice provided by SFAI would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

3.	Any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) Regulation S-K).

Exhibit Index

Exhibit No.	Description
16.1	Letter of Wei, Wei & Co., LLP dated June 4, 2025, regarding change in independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused their report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer

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